Exhibit 99.1

Brussels – 13 May 2025 – 14:30 CET

AB InBev Launches Cash Tender Offers for up to USD 2 Billion Aggregate Purchase Price of Three Series of USD Notes and Announces Redemption of USD 1.6 Billion Principal Amount of One Further Series of USD Notes

13 May 2025 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the commencement of offers by its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”, and together with ABIWW and ABC, the “Companies”) to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of USD 2 billion (such amount, as the same may be increased or decreased, the “Aggregate Offer Cap”) of three series of USD notes (the “Notes”) issued by the Companies, across the Pool 1 Tender Offer and the Pool 2 Tender Offers, each with a separate Pool Offer Cap, as described in the table set forth below under “Tender Offers” (the “Tender Offers”).

Additionally, AB InBev today announced that ABIWW is exercising its option to redeem the outstanding principal amount indicated in the table set forth below under “Redemption” of one further series of USD Notes on the date indicated in the table (the “Redemption Date”).

Tender Offers

The Tender Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated 13 May 2025 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase. Copies of the Offer to Purchase are available to holders through the information agent, Global Bondholder Services Corporation at its website https://gbsc-usa.com/registration/abi or by calling +1 (855) 654-2014 (toll free) or +1 212-430-3774 (for banks and brokers).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, each of ABIWW, ABC and ABIFI is offering to purchase, up to the Aggregate Offer Cap and the applicable Pool Offer Caps, the Notes issued by it set forth in the table below, subject to the Acceptance Priority Levels (as defined below). Notes purchased in the Tender Offers will be retired and cancelled. Subject to applicable law, the Companies reserve the right in their sole discretion, but are under no obligation, to increase any Pool Offer Cap and/or the Aggregate Offer Cap in respect of the Tender Offers at any time, which could result in the Companies purchasing a greater aggregate principal amount of Notes in the Tender Offers.

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Notes Listed Below

Up to the Applicable Pool Offer Cap and the Aggregate Offer Cap(a)

Title of Notes(f)	ISIN / CUSIP	Outstanding Principal Amount	Maturity Date	Issuer and Offeror	Acceptance Priority Level(b)	Reference Security(c)	Fixed Spread (basis points)(d)	Early Tender Payment (per $1,000)(e)	Bloomberg Reference Page
Pool 1 Tender Offer Up to the Pool 1 Offer Cap of $1,250,000,000

4.750% Notes due 2029	US035240AQ30/ 035240AQ3	$4,250,000,000	23 January 2029	ABIWW	1	3.875% UST due 30 April 2030	32	$30	PX1

Pool 2 Tender Offers

Up to the Pool 2 Offer Cap of $2,000,000,000 less the aggregate purchase price (excluding accrued and unpaid interest) payable for the Pool 1 Notes validly tendered and accepted for purchase in the Pool 1 Tender Offer

4.900% Notes due 2046	US03522AAJ97/ 03522AAJ9 144A: US03522AAF75/ 03522AAF7 Reg S: USU00323AF97/ U00323AF9	$9,160,220,000(g)	1 February 2046	ABIWW and ABC	1	4.750% UST due 15 February 2045	84	$30	PX1

4.900% Notes due 2046	US035242AN64/ 035242AN6	$1,457,486,000	1 February 2046	ABIFI	2	4.750% UST due 15 February 2045	84	$30	PX1

(a)

The offer with respect to the 4.750% Notes due 2029 issued by ABIWW (the “Pool 1 Notes”) is subject to the “Pool 1 Offer Cap” of $1,250,000,000, representing the maximum aggregate purchase price payable, excluding accrued interest, in respect of the Pool 1 Notes that may be purchased (the “Pool 1 Tender Offer”), and subject to the Aggregate Offer Cap (as defined below) not being exceeded. The offers with respect to the 4.900% Notes due 2046 issued by ABIFI, the 4.900% Notes due 2046 issued by ABIWW and ABC and the 4.900% Notes due 2046 issued by ABIWW and ABC (144A / Reg S), (collectively, the “Pool 2 Notes”, and together with the Pool 1 Notes, the “Notes”) are subject to the “Pool 2 Offer Cap” (and together with the Pool 1 Offer Cap, the “Pool Offer Caps”) of $2,000,000,000 less the aggregate purchase price (excluding accrued interest) payable for the Pool 1 Notes validly tendered and accepted for purchase in the Pool 1 Tender Offer, representing the maximum aggregate purchase price payable, excluding accrued interest, in respect of the Pool 2 Notes that may be purchased (the “Pool 2 Tender Offers”, and together with the Pool 1 Tender Offer, the “Tender Offers”). The Tender Offers are subject to an “Aggregate Offer Cap” equal to an aggregate purchase price (excluding accrued interest) of up to $2,000,000,000, subject to the terms and conditions described in the Offer to Purchase. The Pool 1 Offer Cap, the Pool 2 Offer Cap and the Aggregate Offer Cap, subject to applicable law, may be increased or decreased in the sole discretion of the Companies.

(b)

We will accept Notes in the Pool 2 Tender Offers in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with “1” being the highest Acceptance Priority Level and “2” being the lowest Acceptance Priority Level), subject to the terms and conditions described elsewhere in the Offer to Purchase.

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(c)

The applicable Reference Security will be used to calculate the applicable Total Consideration (as defined below) payable for each series of Notes. The Total Consideration payable pursuant to the Tender Offers will be calculated and determined as set forth in the Offer to Purchase.

(d)

The applicable Fixed Spread will be used to calculate the applicable Total Consideration payable for each series of Notes, which already includes the Early Tender Payment. The Total Consideration payable pursuant to the Tender Offers will be calculated and determined as set forth in the Offer to Purchase. The applicable Total Consideration for each series of Notes will be determined taking into account the maturity date or the par call date, as applicable, in accordance with standard market practice.

(e)

Payable in cash per each $1,000 principal amount of the specified series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase. The Total Consideration, when calculated and determined in the manner set forth in the Offer to Purchase, already includes the Early Tender Payment.

(f)	The Notes are fully and unconditionally guaranteed by AB InBev and certain of its direct and indirect subsidiaries.

(g)

The $9,160,220,000 aggregate outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC consists of (i) $9,136,739,000 outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC (US03522AAJ97/03522AAJ9) and (ii) $23,481,000 outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC (144A: US03522AAF75/03522AAF7 & Reg S: USU00323AF97/U00323AF9).

The Tender Offers for the Notes will expire at 5:00 p.m., New York City time, on 11 June 2025 (the “Expiration Time”), or, in each case, any other date and time to which the Companies extend the applicable Tender Offer. Holders must validly tender their Notes prior to 5:00 p.m., New York City time, on 27 May 2025 (such date and time, as it may be extended with respect to a series of Notes, the “Early Tender Time”), to be eligible to receive the applicable Total Consideration (as defined below), as calculated by the Dealer Managers for each series of Notes at or around 9:30 a.m., New York City time on 28 May 2025, as provided for in the Offer to Purchase (such time and date, as the same may be extended, the “Price Determination Time”), which already includes an amount in cash (the “Early Tender Payment”) equal to the applicable amount set forth in the table above under the heading “Early Tender Payment,” plus accrued interest. If Holders validly tender their Notes after the Early Tender Time but at or prior to the applicable Expiration Time, Holders will only be eligible to receive the applicable Tender Offer Consideration plus accrued interest.

Notes tendered may be withdrawn at any time prior to, but not after, 5:00 p.m. New York City time, on 27 May 2025 (such date and time, as it may be extended with respect to a series of Notes, the “Withdrawal Deadline”). The Tender Offers are subject to the satisfaction of certain conditions, as set forth in the Offer to Purchase; these conditions include the “Financing Condition”, meaning the completion by AB InBev of one or more offerings of new debt securities that close no later than the Expiration Time on terms satisfactory to the Companies (in their discretion), including but not limited to the amount of net proceeds raised by such offerings being sufficient, in the aggregate, to effect the repurchase of the Notes validly tendered and accepted for purchase pursuant to the Tender Offers.

The Companies will only accept for purchase Notes up to a combined aggregate purchase price (excluding accrued interest) that will not exceed the Aggregate Offer Cap and each of the Pool Offer Caps. The Pool 2 Offer Cap will initially be calculated on the basis of the Pool 1 Notes validly tendered and not validly withdrawn at or before the Early Tender Time, subject to the Pool 1 Offer Cap; provided however that if neither the Aggregate Offer Cap nor the Pool 1 Offer Cap have been reached as at the Early Tender Time, the Pool 2 Offer Cap will then be calculated again following the Expiration Time on the basis of all Pool 1 Notes validly tendered and not validly withdrawn pursuant to the Pool 1 Tender Offer, subject to the Pool 1 Offer Cap (but without prejudice to the fact that Notes tendered at or before the Early Tender Time will have priority over Notes tendered after the Early Tender Time, regardless of the Acceptance Priority Levels and whether such Notes are Pool 1 Notes or Pool 2 Notes).

Subject to applicable law, the Companies reserve the right, but are under no obligation, to increase or decrease the Aggregate Offer Cap, the Pool 1 Offer Cap and/or the Pool 2 Offer Cap in respect of the Tender Offers at any time (without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights of Holders), which could result in the Companies purchasing a greater aggregate principal amount of Notes in the Tender Offers.

The purchase of any series of Notes is not conditioned upon the purchase of any other series of Notes. Any Notes validly tendered and not validly withdrawn in the Tender Offers and accepted for purchase will be purchased by the Companies based on the applicable Pool Offer Cap and the Aggregate Offer Cap and the acceptance priority levels within the Pool 2 Tender

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Offers noted above (the “Acceptance Priority Levels”), each as more fully described in the Offer to Purchase. With respect to each of the Tender Offers, if the purchase of all validly tendered Notes would result in an aggregate purchase price (excluding accrued interest) greater than the applicable Pool Offer Cap, then such Tender Offer will be oversubscribed and if the Companies accept Notes in such Tender Offer, any Notes accepted for purchase in the lowest Acceptance Priority Level in which Notes are accepted for purchase will be accepted for tender on a prorated basis. For the avoidance of doubt, Notes tendered prior to or at the Early Tender Time will have priority over Notes tendered after the Early Tender Time, regardless of the Acceptance Priority Levels of such Notes tendered after the Early Tender Time and whether such Notes are Pool 1 Notes or Pool 2 Notes. If any of the applicable Pool Offer Caps are reached at the Early Tender Time, then no Notes tendered after the Early Tender Time in such Tender Offer will be purchased unless the Companies increase the applicable Pool Offer Cap. If the Aggregate Offer Cap is reached at the Early Tender Time, then no Notes tendered after the Early Tender Time will be purchased unless the Companies increase the Aggregate Offer Cap and the applicable Pool Offer Cap.

Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time and that are accepted for purchase will receive the applicable “Total Consideration”, which already includes the Early Tender Payment for the applicable series of Notes set forth in the table above.

Holders of any Notes that are validly tendered after the Early Tender Time but at or before the Expiration Time and that are accepted for purchase will receive the applicable Total Consideration minus the Early Tender Payment. The Total Consideration minus the Early Tender Payment is referred to as the “Tender Offer Consideration”.

Subject to the terms and conditions set forth in the Offer to Purchase, the Offerors reserve the option to, but are under no obligation to, accept for payment Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time promptly after the Early Tender Time (the date of payment for such Notes, the “Early Settlement Date”). If, after the Early Tender Time, the Offerors choose to exercise their option to have an Early Settlement Date and all conditions have been or are concurrently satisfied or waived by us, we will accept for purchase Notes validly tendered and not validly withdrawn, subject to the Acceptance Priority Levels, the applicable Pool Offer Caps and the Aggregate Offer Cap, in the Tender Offers prior to the Early Tender Time, and settlement for such Notes will be made on the Early Settlement Date. The Offerors will announce promptly after the Price Determination Time if they intend to exercise their right to have an Early Settlement Date.

Irrespective of whether the Offerors choose to exercise their option to have an Early Settlement Date, if, as of the Expiration Time, all conditions (including the Financing Condition) have been or are concurrently satisfied or waived by us, the “Final Settlement Date” will be promptly after the Expiration Time (and is expected to be the third business day immediately following the Expiration Time), and will apply to all Notes validly tendered, subject to the Acceptance Priority Levels, the applicable Pool Offer Caps and the Aggregate Offer Cap, prior to the Expiration Time and not accepted on the Early Settlement Date, other than any Notes validly withdrawn prior to the Withdrawal Deadline.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold their Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in the Tender Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and the Depository Trust Company for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Redemption

Title of Notes	ISIN / CUSIP	Outstanding Principal Amount	Principal Amount to be Redeemed	Issuer	Redemption Date
4.000% Notes due 2028 (the “2028 Notes”)	US035240AL43/ 035240AL4	$1,631,930,000	$1,631,930,000	ABIWW	30 May 2025

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The 2028 Notes will be redeemed in full on the Redemption Date set forth in the table above at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the 2028 Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed as if the 2028 Notes matured on 13 January 2028 (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the 2028 Notes to be redeemed to (but excluding) the Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 4 April 2018, by and among ABIWW, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Base Indenture”), the Second Supplemental Indenture thereto, dated as of 4 April 2018 (the “Second Supplemental Indenture”), and the terms of the 2028 Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Base Indenture, the Second Supplemental Indenture and the terms of the 2028 Notes, as applicable.

On the Redemption Date, (i) the 2028 Notes will no longer be deemed outstanding, (ii) the redemption price will become due and payable on the 2028 Notes and, (iii) unless ABIWW defaults in making payment of the redemption price, interest on the 2028 Notes called for redemption shall cease to accrue on and after the Redemption Date.

The Trustee and Paying Agent are transmitting to registered holders of the 2028 Notes the notices of redemption containing information required by the Base Indenture and the Second Supplemental Indenture. Three Business Days prior to the Redemption Date, the Trustee will transmit to registered holders of the 2028 Notes ABIWW’s supplemental notice containing the redemption price.

The redemption of the 2028 Notes is separate from the Tender Offers, and the Offer to Purchase does not relate to the redemption of the 2028 Notes.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

The Lead Dealer Managers for the Tender Offers are:

BofA Securities

620 S Tryon Street,

20th Floor

Charlotte

North Carolina 28255

United States of America

Attention: Liability Management Group

Collect: (980) 387-3907

Toll-Free: (888) 292-0070

Email: debt_advisory@bofa.com

Deutsche Bank Securities Inc. 1 Columbus Circle New York, NY 10019 United States of America Attn: Liability Management Group Toll free: (866) 627- 0391 Collect: (212) 250- 2955	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 United States of America Attention: Liability Management Group Collect: (212) 834-4818 Toll-Free: (866) 834- 4666

Santander US Capital

Markets LLC

437 Madison Avenue

10th Floor

New York, NY 10022

United States of America

Attention: Liability Management Group

Fax: (212) 407-0930

Toll: (212) 940-1442

Toll-Free: (855) 404-3636

Email: AmericasLM@santander.us

The Tender and Information Agent for the Tender Offers is:

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Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (855) 654-2014

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

E-mail: contact@gbsc-usa.com

Tender Offer Website: https://gbsc-usa.com/registration/abi

Non-U.S. Distribution Restrictions

Italy. None of the Tender Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Tender Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by and such documents and/or materials have not been approved by an “authorised person” for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to and may only be acted upon by: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (3) those persons who are existing members or creditors of the Companies or other persons falling within Article 43(2) of the Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Tender Offers are not being made, directly or indirectly, in the Republic of France (other than to qualified investors as described below). This announcement, the Offer to Purchase and any other document or material relating to the Tender Offers have only been, and shall only be, distributed in the Republic of France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been or will be submitted for clearance to the Autorité des marchés financiers.

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Belgium. None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Tender Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of 1 April 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/ “wet op de openbare overnamebiedingen”), as amended or replaced from time to time. Accordingly, the Tender Offers may not be, and are not being, advertised and the Tender Offers will not be extended and this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) may not, have not, and will not, be distributed or made available, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Tender Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any other documents or materials relating to the Tender Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

Legal Notices

This announcement is for informational purposes only and is not an offer to sell or purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. There will there be no sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended that the Holder seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Companies, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the trustee with respect to the Notes or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Dealer Managers, the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

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AB InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.commailto:maria.glukhova@ab-inbev.com

Cyrus Nentin
E-mail: cyrus.nentin@ab-inbev.com

Fixed Income Investors

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 colleagues based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 12 March 2025. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical conflicts. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev

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undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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